Buenos Aires, August 30, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Amendment to the Share Buyback Program

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013) to inform that, as the date hereof, the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved an amendment to increase the maximum amount to repurchase under the Share Buyback Program currently in force in the Company, increasing the original amount of US$50,000,000, approved by the Board of Directors on August 12, 2019, to US$65,000,000, or the amount that reaches the repurchase of 10% of Pampa’s capital stock.

Sincerely,

María Agustina Montes

Head of Market Relations